Exhibit 20

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FORD MOTOR COMPANY ANNOUNCES SENIOR MANAGEMENT CHANGES

     DEARBORN, Mich., Oct. 30- The Board of Directors of Ford Motor Company today announced that William Clay Ford Jr. has been named chief executive officer and continues as chairman of the board.
     Nick Scheele is appointed chief operating officer of the company and president, Ford Automotive Operations, effective immediately. He also is elected a member of the board.
     Jacques Nasser is retiring from the company, effective immediately. "As Jacques moves on to new challenges, I want to personally thank him for his hard work and energy over the past 33 years," Mr. Ford said. "He has made many significant contributions to our business operations around the world and we all appreciate his dedication."
     Carl Reichardt, retired chairman and chief executive officer of Wells Fargo and Company, is named vice chairman reporting to Mr. Ford. He also will become the chairman of the board's Finance Committee. Reichardt has been a member of Ford's board since 1986.
     Martin Inglis, chief financial officer, and Don Winkler, chairman and CEO of Ford Financial, which includes the company's credit, leasing and rental operations, will report to Reichardt. John Rintamaki will report to Mr. Ford as chief of staff.
     "Carl brings a wealth of experience from his leadership of Wells Fargo and he's known Ford Motor Company for the last 15 years as a member of our board," Mr. Ford added. "During Carl's tenure as Wells Fargo CEO, the company's stock rose 1,668%."
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     "I am pleased to be able to further  contribute to the Ford Motor Company,"
Reichardt said, "especially in meeting the challenges that the company currently faces." Reichardt joins Ford after 30 years at Wells Fargo. He was named president of the company in 1978 and chairman and chief executive officer in 1983.
     James Padilla is named group vice president, Ford North America, succeeding and reporting to Scheele.
     In his expanded role, Bill Ford will set the company's objectives and focus on corporate, financial and strategic issues, the overall direction for the future of the company and strengthening relationships with key business partners
including  suppliers,   dealers,  customers  and  employees.   Scheele  will  be
responsible for the global automotive business. Padilla will be responsible for all operations of Ford brand cars and trucks in North America.
     "I am both proud and determined to lead the company forward as we face some difficult challenges," Mr. Ford said. "There is nothing more important to me than the continued success of the Ford Motor Company. We want to have an even greater impact on the world in our next 100 years than we did in our last 100."
         Mr. Ford has been chairman of the board since Jan. 1, 1999. He joined the company in 1979 as a product-planning analyst and subsequently held a variety of positions in manufacturing, sales, marketing, product development and finance in both the U.S. and Europe. In 1982, he served on the company's national bargaining team, which launched the employee involvement movement during the Ford-United Auto Workers labor talks that year. He was executive director of Business Strategy for the Ford Automotive Group and also served as general manager of the Climate Control Division in 1992.
     He was elected to the company's board of directors in 1988 and elected a company vice president in 1994 as head of the company's commercial Truck Vehicle Center.
     "Ford Motor Company has many strengths, including great products, strong brands, outstanding dealers and suppliers, and the best employees in the world," Mr. Ford said. "These changes will help us build a stronger company for our customers, employees and shareholders."
     Scheele has been group vice president, Ford North America, since August 2001. Prior to that, he had been president and chairman of Ford of Europe since 1999. In that role, he led the increasingly successful transformation of the business there.
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     Scheele was  chairman  and CEO of Jaguar Cars from 1992 to 1999.  Under his
leadership,   sales  doubled  and  product  quality  and  brand  image  improved dramatically. He has been with the company since 1966 and has held numerous positions around the world, including 14 years in North America.
     "Nick is a natural leader who has been very successful in leading the transformations at both Jaguar and in Europe and is well respected and well liked," said Bill Ford. "Nick's experience will be needed to lead the company in its primary mission of building great cars and trucks for our customers."
    "The company has many strengths and I am looking forward to working with the team to chart the course for the coming years," Scheele said. "We need to focus on building great products, delivering great returns to our shareholders and making Ford a great place to work. We need to focus on the basics of the automotive business."
     Ford Motor Company is the world's second largest automaker, selling vehicles in 200 markets and with approximately 345,000 employees on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Hertz and Quality Care.

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